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                          February 5, 2024

       Scott W. Absher
       Chief Executive Officer
       ShiftPixy, Inc.
       4101 NW 25th Street
       Miami, FL 33142

                                                        Re: ShiftPixy, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 29,
2024
                                                            File No. 333-276750

       Dear Scott W. Absher:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at 202-551-7127 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Jeff Cahlon